Filed by VaxGen, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Raven biotechnologies, inc.
Registration Statement File No. 333-148312
Creating the Next Major Therapeutic Antibody Company VaxGen/Raven Merger

Forward-Looking Statement This presentation contains "forward-looking statements" within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated. These risks include, without limitation, the risk that each company's will not meet the conditions necessary to close this transaction, the failure of VaxGen's shareholders to approve the merger, the inability to complete the transaction in a timely fashion, the risk that VaxGen's and Raven's business operations will not be integrated successfully; the combined company's inability to further identify, develop and achieve commercial success for products and technologies; the new company's inability to meet milestones as planned; and the risk that the new company's financial resources will prove inadequate to meet planned milestones. Additional information concerning these and other risk factors is contained in VaxGen's Form 10-K for the year ended December 31, 2006 and most recently filed Form10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. VaxGen and Raven undertake no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.

VaxGen-Raven Merger: Creating Value Proprietary pipeline of assets within rapidly growing therapeutic sector: anti-cancer monoclonal antibodies (MAbs) RAV12 entering Phase 2 testing 2 IND candidates >100 novel cancer MAbs under evaluation Technology platform discovering drug targets in newest area of cancer research-cancer stem cells- as well as antibodies targeting all cells within a cancer Manufacturing capabilities from preclinical through Phase 2 Merger fuels an "IND engine" in a major therapeutic sector of unmet medical need

The Antibody Market "MAb sector growth will continue to far outstrip that of small molecules." Source: Datamonitor, Oct 12, 2007

NewCo Will Take Its Place In The Most Dynamic Sector In Drug Development Source: Datamonitor, 2005 Antibody market growing 30% annually Currently 21 approved MAbs Oncology dominates Total Sales, 2004: $10B Total Sales, 2010: $30B

Transaction Comparisons Notes: Valuation defined as maximum consideration for acquisitions; combined market capitalization for Raven/VaxGen. Multiple recent transactions in the MAb space; four most comparable to VaxGen/Raven valued at an average of $437m.

Current and Future Assets Derived from Raven's Platform Technologies Stem Cell Lines & Discovery Platform Organ Stem Cells Cancer Stem Cells Conditioned Cell Immunization RAV12, Preclinical Candidates, & Early-Stage Assets

Stem Cells As Foundation Technology Emerging consensus that cancer stem cells represent a promising new source of oncology drug targets Their relentless multiplication is the main driver of tumor growth They initiate the process of metastasis They are resistant to chemotherapy and radiation therapy Raven has developed a unique, proprietary methodology for deriving pure populations of cancer stem cells from human cancer samples Monoclonal antibodies are rapidly generated by immunizing with intact cancer stem cells (Raven patent) Raven antibodies recognize new targets on both cancer stem cells and mature cancer cells

Cancer Stem Cells: Two Perspectives "If proponents of the stem-cell hypothesis are correct, it will usher in an era of hope for curing once-incurable cancers." NY Times, 12/21/07 Oncomed signs $1.4 billion deal with GSK giving GSK rights to anti-cancer stem cell antibodies 11/07

Discovery Platform Assets Novel immunogens... generating an extensive library of antibodies... including antibodies to novel classes of target... producing a pre- clinical pipeline. Multiple cell lines, including cancer stem cell lines representing 12 solid tumor types ... targeting novel and established oncology antigens. Cancer stem cells Conditioned cell immunization 4 with in vitro and in vivo proof of concept - 2 directed against cancer stem cells Broad intellectual property: 140 filings, 23 patents issued or allowed

CCI: Advancing a New Class of Antigens Membrane changes in cancer stem cells are induced by chemotherapy or radiation therapy These changes can enable cancer cells to resist therapy Cancer cell immunization yields new MAbs with the potential to synergize with chemotherapy or radiation therapy by attacking such adapting or resisting proteins Proof of concept presented first in 2007 at AACR

Raven Pipeline Drug Cancer Discovery Preclinical Clinical Indication Development Development Ph 1 Ph 2 Ph 3 RAV12 Adenocarcinoma (GI and Other) TES7 (RAV17) Prostate, panc. KID24 (RAV18) Lung, colon LUCA38 (RAV14) Lung, ovarian LUCA31(RAV19) Hematological RAVX Optioned by Wyeth Conditioned Cell Immunizations (CCI) Cancer Stem Cell (CSC)

Lead Clinical Program RAV12: Progressing Through Phase 2 RAV12 - a novel MAb targeting cancer of the colon, stomach, and pancreas Dose ranging monotherapy studies in 42 cancer patients (Phase 1/2a) completed Q1,2008 Successful attainment of well tolerated dosing regimen Phase 2b program (chemo combination) to begin 2008 Strong in vivo evidence of synergy with selective chemotherapies Refractory metastatic pancreatic cancer in combination with gemcitabine (FPI 02/08) Metastatic colon cancer: irinotecan and cetuximab vs. irinotecan plus RAV12 (H2/08)

Near Term INDs: Next Pipeline Assets Two monoclonal antibodies are entering process development in preparation for IND filing Anti-ADAM9 ( RAV 18) Target expressed on lung, breast, and colon cancers Expressed on all solid tissue cancer stem cells tested to date Raven patent application Implicated in cancer progression and metastasis Anti-B7H3 (RAV 17) Target expressed on prostate,gastric,and pancreatic cancer Expressed on all solid tissue cancer stem cells tested to date Raven patent application Recently confirmed as an important prostate cancer protein implicated in progression and metastasis (Mayo Clinic)

Business Strategy Development partnerships around MAb drug candidates Wyeth exercised option on novel family of Mabs 12/07 Strategic R&D alliances around technology platforms New targets and pathways identified for cancer stem cells on therapeutic conditioning Look to VaxGen manufacturing asset and capabilities as enabling driver or catalyst of potential clinical development partnerships

Proposed Transaction VaxGen to issue shares and acquire Raven VaxGen stockholders to control >50% of NewCo Raven shareholders to loan $3.8m; VaxGen to loan up to $6m to advance pipeline prior to close VaxGen to assume $1.8m of Raven debt Transaction to qualify as a Treasury section 368(a) reorganization Stockholder vote and (subject to approval) close H1'08

Transaction Milestones To Date Merger proposal announced 11/07 All VaxGen financial filings brought up to date with SEC 11/07 S-4 filed 12/07 VaxGen stockholders re-elect current Directors and approve reverse stock split, to enable eventual NASDAQ re-listing, by nearly 3:1 margin 12/07 VaxGen moves from pink sheets to OTC 01/08, fulfilling Raven precondition for merger

NewCo Profile Competitive advantage in the sparsely populated, high growth oncology antibody space NASDAQ listing Sufficient runway for two years, net of convertible debt 60 employees

Proposed Senior Management and Board CEO & Director: George F. Schreiner, M.D., Ph.D. Raven, Johnson & Johnson, Scios, CV Therapeutics President & Director: James Panek VaxGen, Genentech, Lilly CFO: Matt Pfeffer VaxGen, Cell Genesys CSO: Jennie Mather, Ph.D. Raven, Genentech, Rockefeller University Board: Randall Caudill (Dunsford Hill Capital Partners; Prudential Securities) Franklin Berger (JP Morgan) Myron Levine, M.D. (University of Maryland Medical School) Michael Kranda (Immunex, Oxford Glycosciences) Bill Young (Monogram, Genentech)

Near Term Milestones 2009 1H 08 2010 RAV12 Ph 2 Pancreatic RAV12 Ph 2 Colorectal 1st IND filed 2nd IND filed Launch 1st R&D Collaboration RAV12 partnered 1st Partnership of late-stage MAB drug candidate Clinical Business Development Ph2 RAV12 trial complete 2H 08

Summary An opportunity to create a unique monoclonal antibody company with a focus on oncology: one of the fastest growing sectors in biotech industry Combination creates a management team and board with complementary skills and experience Resources to successfully build an IND engine: a pipeline of patented, anti-cancer antibodies in the clinical, pre-IND, and discovery stages- targeting both broadly expressed cancer cell proteins and cancer stem cell proteins Sufficient runway to enable leading edge technology addressing the next generation of oncology targets attractive to partners and investors

About VaxGen
VaxGen is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. For more information, please visit the company’s web site at www.vaxgen.com.
About Raven
Raven biotechnologies, inc. is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven, which is based in South San Francisco, California, has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, brain, and ovarian cancer. Please visit www.ravenbio.com for more information about Raven biotechnologies inc.
Additional Information and Where to Find It
VaxGen has filed a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at VaxGen as described above.